PRESS RELEASE

EXHIBIT A	Press Release No. 06-02

METALLICA RESOURCES REPORTS RESTRICTION LIFTED FROM
BLASTING PERMIT FOR CERRO SAN PEDRO PROJECT, MEXICO

Toronto, Ontario - February 9, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) today reports that SEDENA (Secretaria de Defensa National) has removed the restriction from the explosives operating, or blasting, permit it issued to Metallica's Mexican subsidiary, MSX, for the Cerro San Pedro (CSP) project for the calendar year 2006. This allows MSX to pursue full and unrestricted construction of the CSP project. Previously, the permit had a restriction prohibiting the use of explosives on ground owned communally by the ejido of Cerro de San Pedro. As a result of a favorable legal ruling, reported in January 2006, SEDENA has removed this restriction.

Since October 2005, construction activity has been escalating at the project site in anticipation of receipt of the unrestricted blasting permit. This work has included drilling, blasting and earthwork necessary for leach pad construction in the processing area, as well as clearing and building of access roads in the pit area where blasting was not required. Blasting was permitted in the processing area but was restricted in the pit area and haul road areas.

"The issuance of the unrestricted explosives operating permit is a major milestone accomplishment for the project and will allow MSX to accelerate the construction of the CSP project, which is expected to be completed during 2006," said Metallica Resources' President & CEO Richard Hall. "We thank the SEDENA staff for its careful review of the technical and legal merits of MSX's permit application. We also want to thank the various Mexican state and federal agencies for the support they have shown MSX in resolving the issues that have surrounded the project. Working closely with the various local, state and federal authorities, MSX has designed the CSP project to meet the highest environmental and community standards. We look forward to the opportunity to bring the CSP project into production thereby increasing our ability to contribute to the local communities and the Mexican economy."

The CSP project is forecast to have average annual production of approximately 90,500 ounces of gold and 2.1 million ounces of silver, or 122,800 ounces of gold equivalent production per year when using a gold to silver ratio of 65:1. The mine life is currently estimated to be approximately 8.5 years. The proven and probable mineral reserves are estimated at approximately 63 million tonnes grading 0.58 grams of gold and 24 grams of silver per tonne. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver at gold and silver prices of $375 and $5.77 per ounce, respectively. The capital cost to construct the project will be met from Metallica's current cash position.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 83.3 million shares outstanding. The company had approximately $42.7 million of cash and cash equivalents and no debt at December 31, 2005. For further details on Metallica Resources, please visit the company's website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.